                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. )1

                                Tandycrafts, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          COMMON STOCK, $1.00 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    875386104
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                              STEVEN WOLOSKY, ESQ.
               OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                 505 Park Avenue
                            New York, New York 10022
                                 (212) 753-7200
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                October 31, 2001
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

            If the filing  person has  previously  filed a statement on Schedule
13G to report the  acquisition  that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e),  13d-1(f) or 13d-1(g),  check the
following box |_|.

            NOTE.  Schedules  filed  in  paper  format  shall  include  a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 14 Pages)
--------
     1      The remainder of this cover page shall be filled out for a reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

            The  information  required on the remainder of this cover page shall not be deemed to be "filed"  for the  purpose  of  Section 18 of the  Securities
Exchange Act of 1934 or otherwise  subject to the liabilities of that section of the Act but shall be subject to all other  provisions of the Act  (however,  SEE the NOTES).

----------------------------                     -------------------------------
CUSIP No. 875386104                     13D             Page 2 of 14 Pages
----------------------------                     -------------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                  STEEL PARTNERS II, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    1,686,259**
  OWNED BY
    EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                1,686,259**
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     1,686,259**
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     13.7%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

**          Includes 100,860 Shares of Common Stock issued to Steel Partners II,
            L.P. pursuant to the terms of a certain  Settlement  Agreement dated
            November 21, 2000 by and among Tandycrafts,  Inc. and certain of its
            officers  and  directors,   and  Steel  Partners  II,  L.P.,  Warren
            Lichtenstein,  Newcastle Partners,  L.P., Mark Schwarz,  Glen Kassan
            and certain of their affiliates (the "Settlement Agreement").

----------------------------                     -------------------------------
CUSIP No. 875386104                     13D             Page 3 of 14 Pages
----------------------------                     -------------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                   WARREN LICHTENSTEIN
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    1,686,259**
  OWNED BY
    EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                1,686,259**
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     1,686,259**
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     13.7%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

**          Includes 100,860 Shares of Common Stock issued to Steel Partners II,
            L.P. pursuant to the terms of the Settlement Agreement.

----------------------------                     -------------------------------
CUSIP No. 875386104                     13D             Page 4 of 14 Pages
----------------------------                     -------------------------------

================================================================================
      1        NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                NEWCASTLE PARTNERS, L.P.
--------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
      3        SEC USE ONLY

--------------------------------------------------------------------------------
      4        SOURCE OF FUNDS*
                     WC
--------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION

                     TEXAS
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
    SHARES
 BENEFICIALLY                   22,340**
   OWNED BY
     EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                22,340**
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                - 0 -
--------------------------------------------------------------------------------
      11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     22,340**
--------------------------------------------------------------------------------
      12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
      13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     <1%
--------------------------------------------------------------------------------
      14       TYPE OF REPORTING PERSON*

                     PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

**          Includes 22,140 Shares of Common Stock issued to Newcastle Partners,
            L.P. pursuant to the terms of the Settlement Agreement.

----------------------------                     -------------------------------
CUSIP No. 875386104                     13D             Page 5 of 14 Pages
----------------------------                     -------------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                     MARK E. SCHWARZ
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    22,340**
  OWNED BY
    EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                22,340**
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     22,340**
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     <1%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

**          Includes 22,140 Shares of Common Stock issued to Newcastle Partners,
            L.P. pursuant to the terms of the Settlement Agreement.

----------------------------                     -------------------------------
CUSIP No. 875386104                     13D             Page 6 of 14 Pages
----------------------------                     -------------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                       GLEN KASSAN
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    - 0 -
  OWNED BY
    EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                - 0 -
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     - 0 -
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     0%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------------                     -------------------------------
CUSIP No. 875386104                     13D             Page 7 of 14 Pages
----------------------------                     -------------------------------

            The following  constitutes the Schedule 13D filed by the undersigned
(the "Schedule 13D").

Item 1.          Security and Issuer.
                 -------------------

                 This  statement  relates to shares (the "Shares") of the common stock,  $1.00 par value per share ("Common  Stock"),  of Tandycrafts,  Inc. (the
"Issuer").  The  principal  executive  offices of the Issuer are located at 1400
Everman Parkway, Fort Worth, Texas 76140.

Item 2.          Identity and Background.
                 -----------------------

                 (a) This  Statement  is filed on behalf of Steel  Partners  II,
L.P.,  a  Delaware  limited   partnership   ("Steel  Partners  II"),  Warren  G.
Lichtenstein,   Newcastle   Partners,   L.P.,   a  Texas   limited   partnership
("Newcastle"), Mark E. Schwarz and Glen Kassan.

                 Steel Partners  L.L.C., a Delaware  limited  liability  company
("Partners  LLC"),  is the  general  partner  of  Steel  Partners  II.  The sole executive officer and managing member of Partners LLC is Warren G. Lichtenstein, who is Chairman of the Board, Chief Executive Officer and Secretary.

                 Newcastle is a Texas  limited  partnership.  Mark E. Schwarz is the sole general partner of Newcastle.

                 Glen Kassan is a Vice  President  of Steel  Partners  Services,
Ltd., an affiliate of Steel Partners II.

                 Each of the  foregoing is referred to as a  "Reporting  Person"
and  collectively  as the  "Reporting  Persons".  By virtue of his position with
Steel  Partners  II, Mr.  Lichtenstein  has the power to vote and dispose of the
Issuer's  Shares  owned by Steel  Partners  II. By virtue of his  position  with
Newcastle,  Mark E.  Schwarz has the power to vote and  dispose of the  Issuer's
Shares owned by  Newcastle.  Each of the  Reporting  Persons is party to a Joint
Filing  Agreement  with  respect  to the  filing  of this  Schedule  13D and all amendments thereto. Accordingly, the Reporting Persons are hereby filing a joint
Schedule 13D.

                 (b) The principal business address of Steel Partners II, Warren
Lichtenstein and Glen Kassan is 150 East 52nd Street,  21st Floor, New York, New
York 10022.

                 The principal business address of Newcastle and Mark Schwarz is
200 Crescent Court, Suite 670, Dallas, Texas 75201.

----------------------------                     -------------------------------
CUSIP No. 875386104                     13D             Page 8 of 14 Pages
----------------------------                     -------------------------------

                 (c) The principal  business/occupation of Steel Partners II and
Messrs.  Lichtenstein  and Kassan is  investing in the  securities  of small cap companies.

                 The principal  business/occupation of Newcastle and Mr. Schwarz
is  the  purchase,  sale,  exchange,   acquisition  and  holding  of  investment
securities.

                 (d) No Reporting  Person has, during the last five years,  been convicted in a criminal  proceeding  (excluding  traffic  violations  or similar misdemeanors).

                 (e) No Reporting  Person has, during the last five years,  been party to a civil  proceeding of a judicial or  administrative  body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree  or final  order  enjoining  future  violations  of,  or  prohibiting  or mandating activities subject to, federal or state securities laws or finding any violation with respect to such law.

                 (f) Messrs.  Lichtenstein,  Schwarz and Kassan are  citizens of the United States of America.

Item 3.          Source and Amount of Funds or Other Consideration.
                 -------------------------------------------------

                 Of the 1,686,259 Shares of Common Stock owned by Steel Partners
II, 1,585,399  Shares were acquired with partnership  funds for a purchase price of $56,432. In consideration of the execution of the Settlement  Agreement,  the
Issuer  issued the balance of 100,860  Shares of Common Stock to Steel  Partners
II.

                 Of the 22,340  Shares of Common Stock owned by  Newcastle,  200
Shares were acquired  with  partnership  funds for a purchase  price of $662. In consideration  of the execution of the Settlement  Agreement,  the Issuer issued the balance of 22,140 Shares of Common Stock to Newcastle.

Item 4.          Purpose of Transaction.
                 ----------------------

                 The  Reporting  Persons  purchased  the  Shares  based  on  the
Reporting  Persons'  belief  that  the  Shares  at  current  market  prices  are undervalued and represent an attractive investment  opportunity.  Depending upon overall  market  conditions,  other  investment  opportunities  available to the
Reporting Persons, and the availability of Shares of Common Stock at prices that would make the purchase of additional  Shares  desirable,  the Reporting Persons may  endeavor to increase  their  position  in the Issuer  through,  among other things, the purchase of Shares of Common Stock on the

----------------------------                     -------------------------------
CUSIP No. 875386104                     13D             Page 9 of 14 Pages
----------------------------                     -------------------------------

open market or in private  transactions or otherwise,  on such terms and at such times as the Reporting Persons may deem advisable.

                 No  Reporting  Person has any present  plan or  proposal  which would relate to or result in any of the matters set forth in subparagraphs (a) -
(j) of Item 4 of Schedule  13D except as set forth herein or such as would occur upon  completion  of any of the actions  discussed  above.  Depending on various factors  including,  without  limitation,  the Issuer's  financial  position and investment  strategy,  the price levels of the Common  Stock,  conditions in the securities  market and general  economic  and industry  conditions,  each of the
Reporting Persons may in the future take such actions with respect to investment
in  the  Issuer  as  it  deems  appropriate   including,   without   limitation,
communicating with other stockholders,  seeking additional Board representation, purchasing  additional  Shares of  Common  Stock or  selling  some or all of its
Shares or changing its intention with respect to any and all matters referred to in Item 4.

                 Messrs.  Lichtenstein,  Schwarz and Kassan continue to serve on the Issuer's  Board of Directors  and remain  actively  involved in the Issuer's business affairs and operations.

Item 5.          Interest in Securities of the Issuer.
                 ------------------------------------

                 (a) and (b) The aggregate  percentage of Shares of Common Stock reported  owned by each  person  named  herein is based upon  12,280,897  Shares outstanding,  which is the total number of Shares of Common Stock outstanding as reported in the Issuer's preliminary proxy statement filed October 19, 2000.

                 As of the close of business on November 2, 2001, Steel Partners
II beneficially  owned 1,686,259  Shares of Common Stock,  including the 100,860
Shares issued pursuant to the Settlement Agreement,  constituting  approximately
13.7% of the Shares outstanding.  Mr. Lichtenstein  beneficially owned 1,686,259
Shares of Common  Stock,  including the 100,860  Shares  issued  pursuant to the
Settlement   Agreement,   constituting   approximately   13.7%  of  the   Shares
outstanding. Mr. Lichtenstein has sole voting and dispositive power with respect to the 1,686,259 Shares owned by Steel Partners II by virtue of his authority to vote and dispose of such Shares.  All of such Shares,  except the 100,860 Shares issued  pursuant to the  Settlement  Agreement,  were  acquired  in  open-market transactions.

                 As of the close of  business  on  November  2, 2001,  Newcastle beneficially  owned 22,340 Shares of Common  Stock,  including the 22,140 Shares issued pursuant to the Settlement  Agreement,  constituting  less than 1% of the
Shares outstanding.

----------------------------                     -------------------------------
CUSIP No. 875386104                     13D             Page 10 of 14 Pages
----------------------------                     -------------------------------

Mr.  Schwarz  beneficially  owned 22,340 Shares of Common  Stock,  including the
22,140 Shares issued  pursuant to the Settlement  Agreement,  constituting  less than 1% of the Shares  outstanding.  Mr. Schwarz has sole voting and dispositive power with  respect to the 22,340  Shares  owned by  Newcastle  by virtue of his authority  to vote and dispose of such Shares.  All of such  Shares,  except the
22,140  Shares issued  pursuant to the  Settlement  Agreement,  were acquired in open-market transactions.

                 Currently,  Mr. Kassan does not  beneficially own any Shares of
Common Stock.

                 (c)  Schedule A annexed  hereto lists all  transactions  in the
Issuer's Common Stock during the past sixty days through November 2, 2001 by the
Reporting Persons.

                 (d) No person other than the Reporting Persons is known to have the right to receive,  or the power to direct the receipt of dividends  from, or proceeds from the sale of, such Shares of the Common Stock.

                 (e) Not applicable.

Item 6.          Contracts, Arrangements, Understandings or Relationships
                 With Respect to Securities of the Issuer.
                 ----------------------------------------

                 Other  than  as  described  herein,  there  are  no  contracts, arrangements  or  understandings  among the  Reporting  Persons,  or between the
Reporting  Persons and any other Person,  with respect to the  securities of the
Issuer.

Item 7.          Material to be Filed as Exhibits.
                 --------------------------------

                 1.    Joint Filing  Agreement  by and among Steel  Partners II,
                       L.P., Warren Lichtenstein, Newcastle Partners, L.P., Mark
                       Schwarz and Glen Kassan, dated as of November 2, 2001.

----------------------------                     -------------------------------
CUSIP No. 875386104                     13D             Page 11 of 14 Pages
----------------------------                     -------------------------------

                                   SIGNATURES

            After  reasonable  inquiry  and to the  best  of his  knowledge  and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:   November 2, 2001                 STEEL PARTNERS II, L.P.

                                          By:  Steel Partners, L.L.C.
                                               General Partner

                                          By: /s/ Warren G. Lichtenstein
                                              ------------------------------
                                              Warren G. Lichtenstein
                                              Chief Executive Officer

                                          /s/ Warren G. Lichtenstein
                                          ----------------------------------
                                          Warren G. Lichtenstein

                                          NEWCASTLE PARTNERS, L.P.

                                          By: /s/ Mark E. Schwarz
                                              --------------------------
                                              Mark E. Schwarz
                                              General Partner

                                          /s/ Mark E. Schwarz
                                          ------------------------------
                                          Mark E. Schwarz

                                          /s/ Glen Kassan
                                          ------------------------------
                                          Glen Kassan

----------------------------                     -------------------------------
CUSIP No. 875386104                     13D             Page 12 of 14 Pages
----------------------------                     -------------------------------

                                   SCHEDULE A

               Transactions in the Shares During the Past 60 Days
               --------------------------------------------------

Shares of Common Stock               Price Per                   Date of
  Purchased / (Sold)                 Share($)                Purchase /(Sale)
 --------------------               ----------              ------------------

                             STEEL PARTNERS II, L.P.
                             -----------------------

    (1,536,100)                     .03500                     (9/27/01)
       588,000                      .03559                      10/30/01
       588,000                      .03559                      10/31/01
       409,399                      .03562                      11/01/01

                               WARREN LICHTENSTEIN
                               -------------------
                                      None

                            NEWCASTLE PARTNERS, L.P.
                            ------------------------
                                      None

                                  MARK SCHWARZ
                                  ------------
                                      None

                                   GLEN KASSAN
                                   -----------
                                      None

----------------------------                     -------------------------------
CUSIP No. 875386104                     13D            Page 13 of 14 Pages
----------------------------                     -------------------------------

                                  EXHIBIT INDEX

Exhibit                                                                  Page
-------                                                                  ----
1.          Joint Filing Agreement by and among                           14
            Steel Partners II, L.P., Warren
            Lichtenstein, Newcastle Partners,
            L.P., Mark Schwarz and Glen Kassan,
            dated as of November 2, 2001.

----------------------------                     -------------------------------
CUSIP No. 875386104                     13D            Page 14 of 14 Pages
----------------------------                     -------------------------------

                             JOINT FILING AGREEMENT

            In  accordance  with  Rule  13d-1(k)(1)(iii)  under  the  Securities
Exchange  Act of 1934,  as amended,  the persons  named below agree to the joint filing on behalf  of each of them of a  Statement  on  Schedule  13D  (including amendments  thereto) with respect to the Common Stock of Tandycrafts,  Inc. This
Joint Filing Agreement shall be filed as an Exhibit to such Statement.

Dated:  As of November 2, 2001                 STEEL PARTNERS II, L.P.

                                               By:  Steel Partners, L.L.C.
                                                    General Partner

                                               By:/s/ Warren G. Lichtenstein
                                                  ----------------------------
                                                  Warren G. Lichtenstein
                                                  Chief Executive Officer

                                               /s/ Warren G. Lichtenstein
                                               ------------------------------
                                               WARREN G. LICHTENSTEIN

                                               NEWCASTLE PARTNERS, L.P.

                                               By: /s/ Mark E. Schwarz
                                                   --------------------------
                                                   General Partner

                                               /s/ Mark E. Schwarz
                                               ------------------------------
                                               MARK E. SCHWARZ

                                               /s/ Glen Kassan
                                               ------------------------------
                                               GLEN KASSAN